UNITED STATES
                        SECURITIES AND EXCHANGE COMISSION

                             WASHINGTON, D.C. 20549

                                    FORM 11-K

                 ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                   For the fiscal year ended December 31, 1996

                         Commission file number: 0-19848

 A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                    FOSSIL, INC. SAVINGS AND RETIREMENT PLAN

 B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:


                                  FOSSIL, INC.
                               2280 N. GREENVILLE
                             RICHARDSON, TEXAS 75082


                              REQUIRED INFORMATION

         The following financial statements shall be furnished for the plan:

         1. An audited statement of financial condition as of the end of the latest two fiscal years of the plan (or such lesser period as the plan has been in existence).

         2. An audited statement of income and changes in plan equity for each of the latest three fiscal years of the plan (or such lesser period as the plan has been in existence).

         3. The statements required by Items 1 and 2 shall be prepared in accordance with the applicable provisions of Article 6A of Regulation S-X (17 CFR 210.6A-01-6A-05).

         4. In lieu of the requirements of Item 1-3 above, plans subject to ERISA may file plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA. To the extent required by ERISA, the plan financial statements shall be examined by an independent accountant, except the the "limited scope exemption" contained in Section 103(a)(3)(C) of ERISA shall not be available.

         Note: A written consent of the accountant is required with respect to the plan annual financial statements which have been incorporated by reference in a registration statement on Form S-8 under the Securities Act of 1933. The consent should be filed as an exhibit to this annual report. Such consent shall be currently dated and manually signed.

                    FOSSIL, INC. SAVINGS AND RETIREMENT PLAN

               Financial Statements as of and for the Years Ended
            December 31, 1996 and 1995, Supplemental Schedules as of
               December 31, 1996, and for the year then ended and
                          Independent Auditors' Report

                    FOSSIL, INC. SAVINGS AND RETIREMENT PLAN



                                                                           Pages
                                                                           -----

         Independent Auditors' Report                                          2

         Financial Statements:

           Statements of Net Assets Available for Benefits as
           of December 31, 1996 and 1995                                       3

           Statements of Changes in Net Assets Available for
           Benefits for the Years Ended December 31, 1996 and
           1995                                                              4-5

           Notes to Financial Statements                                    6-10

         Supplemental Schedules:

           Item 27a - Schedule of Assets Held for Investment
           Purposes as of December 31, 1996                                   11

           Item 27d - Schedule of Reportable Transactions for the
           Year ended December 31, 1996                                       12

         Independent Auditors' Consent                                        13

INDEPENDENT AUDITORS' REPORT

To the Advisory Committee
Fossil, Inc.

We have audited the accompanying statements of net assets available for benefits of the Fossil, Inc. Savings and Retirement Plan (the "Plan") as of December 31, 1996 and 1995, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted accounting standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 1996 and 1995, and the changes in net assets available for benefits for the years then ended, in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information by fund is presented for the purpose of additional analysis of the basic financial statements rather than to present information regarding the net assets available for benefits and changes in net assets available for benefits of the individual funds, and the accompanying supplemental schedules of (1) assets held for investment purposes at December 31, 1996, and (2) reportable transactions for the year ended December 31, 1996, and are presented for the purpose of additional analysis and are not a required part of the basic financial statements. The supplemental schedules are required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information and schedules are the responsibility of the Plan's management. Such supplemental information and schedules have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.



/s/Deloitte & Touche LLP
------------------------
June 13, 1997

                    FOSSIL, INC. SAVINGS AND RETIREMENT PLAN

                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS


                                                                 December 31,
                                                          1996                  1995
                                                          ----                  ----
ASSETS

Investments, at Fair Value
  Fidelity Mutual Funds:
         Retirement Gov't Money Market Fund        $     153,397        $     164,358
         Intermediate Bond Fund                           84,445               68,671
         Growth and Income Fund                          640,941              506,666
         Blue Chip Growth Fund                           726,910              686,429
  Fossil Common Stock                                    182,929              114,730
                                                   -------------        -------------
         Total Investments                             1,788,622            1,540,854
                                                   -------------        -------------

Contributions Receivable                                  30,797                    0
                                                   -------------        -------------

NET ASSETS AVAILABLE FOR BENEFITS                  $   1,819,419        $   1,540,854
                                                   =============        =============

See notes to financial statements.

                    FOSSIL, INC. SAVINGS AND RETIREMENT PLAN

            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                      FOR THE YEAR ENDED DECEMBER 31, 1996


                                                                SUPPLEMENTAL INFORMATION BY FUND
                                                                --------------------------------
                                      Retirement
                                      Government                        Growth           Blue Chip        Fossil
                                      Money Market     Intermediate     and Income       Growth           Common
                                      Fund             Bond Fund        Fund             Fund             Stock        Total
                                     -------------     ------------     ------------     ------------     -----------  -------------

Net Assets Available for Benefits,
 December 31, 1995                   $     164,358     $     68,671     $    506,666     $   686,429     $   114,730  $   1,540,854
                                     -------------     ------------     ------------     ------------     -----------  -------------
Investment Income:
  Net Appreciation/(Depreciation)
   in Fair Value of Investments                  0           (2,021)          76,360          45,674          65,882        185,895
  Interest and Dividends                     7,740            4,954           31,767          52,741               0         97,202
                                     -------------     ------------     ------------     ------------     -----------  -------------
                                             7,740            2,933          108,127          98,415          65,882        283,097
                                     -------------     ------------     ------------     ------------     -----------  -------------

Additions:
  Rollover Transfers                         5,725            4,409           13,409          13,995           2,548         40,086
  Contributions:
   Employer                                 15,410            8,724           42,145          47,182          15,574        129,035
   Employee                                 39,208           25,512          114,129         136,885          42,906        358,640
                                     -------------     ------------     ------------     ------------     -----------  -------------
 Total Contributions                        54,618           34,236          156,274         184,067          58,480        487,675
                                     -------------     ------------     ------------     ------------     -----------  -------------
 Total Additions                            60,343           38,645          169,683         198,062          61,028        527,761
                                     -------------     ------------     ------------     ------------     -----------  -------------

Deductions:
 Benefits Paid                            (113,796)         (15,803)        (149,153)       (206,835)        (48,372)      (533,959)
 Transfers Within Funds/
  Forfeitures Released                      38,427           (7,443)          18,413         (37,729)        (10,002)         1,666
                                     -------------     ------------     ------------     ------------     -----------  -------------
                                           (75,369)         (23,246)        (130,740)       (244,564)        (58,374)      (532,293)
                                     -------------     ------------     ------------     ------------     -----------  -------------
Net Assets Available for Benefits,
 December 31, 1996                   $     157,072     $     87,003     $    653,736     $   738,342      $  183,266   $  1,819,419
                                     =============     ============     ============     ===========      ===========  =============

See notes to financial statements.

                    FOSSIL, INC. SAVINGS AND RETIREMENT PLAN

            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                      FOR THE YEAR ENDED DECEMBER 31, 1995


                                                                           SUPPLEMENTAL INFORMATION BY FUND
                                                                           --------------------------------

                                      Retirement
                                      Government                         Growth           Blue Chip        Fossil
                                      Money Market     Intermediate      and Income       Growth           Common
                                      Fund             Bond Fund         Fund             Fund             Stock        Total
                                     -------------     ------------     ------------     ------------     -----------  -------------

Net Assets Available for Benefits,
 December 31, 1994                   $     199,715     $     46,491     $    259,639     $    315,736     $   101,469  $    923,050
                                     -------------     ------------     ------------     ------------     -----------  -------------
Investment Income:
 Net Appreciation /(Depreciation)
   in Fair Value of Investments                  -            3,192           89,337           65,921         (59,278)       99,172
 Interest and Dividends                     11,161            3,669           22,532           51,555               7        88,924
                                     -------------     ------------     ------------     ------------     -----------  -------------
                                            11,161            6,861          111,869          117,476         (59,271)      188,096
                                     -------------     ------------     ------------     ------------     -----------  -------------

Additions:
  Rollover Transfers                         3,239            4,164            8,720           32,930           7,612        56,665
  Contributions:
   Employer                                 13,092            7,160           30,805           39,698          17,418       108,173
   Employee                                 33,945           21,320           82,838          120,750          51,449       310,302
                                     -------------     ------------     ------------     ------------     -----------  -------------
 Total Contributions                        47,037           28,480          113,643          160,448          68,867       418,475
                                     -------------     ------------     ------------     ------------     -----------  -------------
 Total Additions                            50,276           32,644          122,363          193,378          76,479       475,140
                                     -------------     ------------     ------------     ------------     -----------  -------------

Deductions:
 Benefits Paid                              (3,716)          (3,677)          (7,863)         (24,946)         (5,275)      (45,477)
 Transfers Within Funds/
  Forfeitures Released                     (93,078)         (13,648)          20,658           84,785           1,328            45
                                     -------------     ------------     ------------     ------------     -----------  -------------
                                           (96,794)         (17,325)          12,795           59,839          (3,947)      (45,432)
                                     -------------     ------------     ------------     ------------     -----------  -------------
Net Assets Available for Benefits,
 December 31, 1995                   $     164,358     $     68,671     $    506,666     $    686,429     $   114,730  $  1,540,854
                                     -------------     ------------     ------------     ------------     -----------  -------------

           See notes to financial statements.

FOSSIL, INC. SAVINGS AND RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 1996 AND 1995

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting: The accounting records of the Fossil, Inc. Savings and Retirement Plan (the "Plan"), sponsored by Fossil, Inc. ("Fossil"), are maintained on the accrual basis of accounting.

Use of Estimate: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Investments: Investments are presented in the financial statements at fair value determined by quoted market prices at the close of business on December 31. The change in the difference between fair value and the cost of investments, including realized gains or losses, is reflected in the statement of changes in net assets available for benefits as net appreciation (depreciation) in fair value of investments during the year. Interest and dividend income is recorded on an accrual basis.

Expenses: Expenses incurred by the Plan are paid by Fossil.

Payment of Benefits: Benefits are recorded when paid.

NOTE 2 - DESCRIPTION OF THE PLAN

The following brief description of the Plan provides only general information. Participants should refer to the plan document for a more complete description of the Plan's provisions.

Plan Organization, Amendments and General Provisions: The Plan is a defined contribution plan covering eligible employees of Fossil. The purpose of the Plan is to encourage employees to accumulate savings for their retirement. The Plan is administered by Fossil.

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

Contributions and Vesting: The Plan is qualified under Section 401(k) of the Internal Revenue Code (the "Code"). Employees are eligible to make contributions, after having been employed by Fossil for at least 12 months, from amounts subject to income tax and such amounts are characterized as salary deferral contributions by Fossil. The maximum salary deferral contribution is the lesser of 15% of gross pay or, according to the Code, $9,500 for 1996 and $9,240 for 1995. The Plan document provides for limitations on salary deferral contributions in the event of a hardship withdrawal. Fossil generally makes a matching contribution at the rate of 50% of the first 3% and 25% of the next 3% of the participant's salary deferral contribution. Fossil may also make additional profit sharing contributions at the discretion of the Plan's Advisory Committee. No such additional discretionary contributions were made during the years ended December 31, 1996 or 1995. Vesting in salary deferral

 NOTE 2 - DESCRIPTION OF THE PLAN (CON'T.)

contributions is 100%. Vesting in matching contributions is 20% per year of service. An employee is credited with a year of service when 1000 actual hours of service have been attained during a plan year (the 12 consecutive month period ending December 31).

Currently, participants can elect to have their contributions invested in any of several investment options which are described in Note 3. The participant can change elections and can also reallocate those funds already invested between available investment options quarterly. The Plan also allows rollover transfers from other qualified plans. The Plan limits the participant's purchase of Fossil Common Stock to 25% of deferral contributions and in the case of a rollover or transfer, up to 25% of the participant's total balance may be allocated to Fossil Common Stock.

In addition, hardship withdrawals for certain expenses including medical, tuition, funeral, purchase of or possible eviction from a primary residence, and the participant's disability are permitted.

Forfeitures of nonvested employer contribution account balances are generally reallocated each year to the remaining participants based upon the participant's matching contribution for that quarter. The plan additionally allows for forfeitures to be used to lower future employer contributions.

Distribution of Benefits: Distributions of vested benefits may be made to a participant upon retirement, disability, death or termination of employment. Prior to age 65, a participant, while employed, may make a withdrawal from his salary deferral contributions account in the event that the participant has an immediate and substantial financial need, as defined in Section 401 (k) of the Code, subject to certain conditions contained in the Plan document.

Distributions of vested benefits under the Plan are paid to the participant or a beneficiary in the form of a lump sum or partial distribution.

Any withdrawals from the Plan will generally be subject to federal income tax. Taxes may be postponed by "rolling over" the proceeds to an individual retirement plan or to another qualified plan. An additional 10% excise tax may be imposed on the taxable portion of distributions and withdrawals before attaining age 65. The additional tax is not imposed for distributions on death, disability, termination of employment after age 59 1/2, pursuant to a qualified domestic order, and for other reasons enumerated in the Code.

Amendment or Termination: Fossil has reserved the right to amend, modify or terminate the Plan at any time, subject to the Plan document and applicable laws and regulations. Fossil has no intentions of terminating the Plan nor is aware of any occurrences that could result in the termination of the Plan.


NOTE 3 - PLAN INVESTMENTS

The Plan's investments are held by Fidelity Institutional Retirement Services Company (several of Fidelity's mutual funds) and Montgomery Securities (Fossil Common Stock). The initial purchase of Fossil Common Stock by the Plan was through a stock issuance by Fossil and is in the Plan's name and on record at the transfer agent.

 NOTE 3 - PLAN INVESTMENTS (CON'T.)

Fidelity Retirement Government Money Market Fund - A money market fund which seeks as high a level of current income as is consistent with the preservation of capital and liquidity by investing in U.S. government and its agencies obligations.

Fidelity Intermediate Bond Fund - A fund which seeks a high level of income by investing in high quality, fixed income obligations with a dollar weighted average portfolio maturing in three to five years.

Fidelity Growth and Income Fund - A fund which seeks long-term capital growth, current income and growth of income consistent with reasonable investment risk by investing in securities of companies that offer growth of earnings potential while paying current dividends. Invests in any combination of common stock, convertible securities, preferred stock, and corporate bonds. Securities may be of foreign and domestic issuers.

Fidelity Blue Chip Growth Fund - A fund which seeks growth of capital over the long term by investing primarily in a diversified portfolio of common stocks of well-known and established companies with at least 65% of these securities issued by "blue-chip" companies.

Fossil Common Stock - A fund which invests in the common stock of Fossil.

                                DECEMBER 31, 1996


                                                  Number of       Number of
                                                     Plan        Units Held
                                                 Participants        in
                                       Unit          with        Participant  Market
        Fund                         Valuation     Balances       Accounts    Value
------------------------------------------------------------------------------------

        Fidelity Mutual Funds:
          Retirement Gov't Money Mkt   $  1.00           97       153,397  $ 153,397
          Intermediate Bond              10.08           89         8,377     84,445
          Growth and Income              30.73          175        20,857    640,941
          Blue Chip Growth               32.69          180        22,236    726,910
-------------------------------------------------------------------------------------
        Fossil Common Stock              13.50          118        13,550    182,929
-------------------------------------------------------------------------------------



                                DECEMBER 31, 1995


                                                Number of     Number of
                                                   Plan      Units Held
                                               Participants      in
                                       Unit        with      Participant   Market
        Fund                         Valuation   Balances     Accounts     Value
-----------------------------------------------------------------------------------

        Fidelity Mutual Funds:
          Retirement Gov't Money Mkt   $  1.00        86      164,358    $ 164,358
          Intermediate Bond              10.41        87        6,597       68,671
          Growth and Income              27.05       143       18,731      506,666
          Blue Chip Growth               30.77       160       22,308      686,429
-----------------------------------------------------------------------------------
        Fossil Common Stock               8.38       123       13,699      114,730
-----------------------------------------------------------------------------------

NOTE 4 - INCOME TAX STATUS

The Internal Revenue Service has issued a determination letter that the Plan qualifies under 401a of the Internal Revenue Code of 1986, as amended, and is exempt from federal income tax under section 50la thereof.

Elective contributions made by participants, matching employer contributions, interest, dividends and profit from the sale of securities need not be reported by participants for federal income tax purposes until their account is withdrawn or distributed, wholly or partially.

NOTE 5 - NET APPRECIATION IN FAIR VALUE OF INVESTMENTS
The following table details the net change in fair value by type of investment:

                                                                                                     December 31,
                                                                                               1996                1995
                                                                                               ----                ----

           Fidelity Mutual Funds                                                            $ 120,013           $ 158,450
           Fossil Common Stock                                                                 65,882             (59,278)
                                                                                            ---------           ---------
           Net appreciation (depreciation) in fair value of investments                     $ 185,895           $  99,172
                                                                                            ---------           ---------

           NOTE 6 - WITHDRAWALS

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

                                                                                                     December 31,
                                                                                                  1996          1995
                                                                                                  ----          ----

           Net assets available for benefits per the financial statements                   $ 1,819,419      $ 1,540,854

           Amounts allocated to withdrawing participants                                         (8,936)          (7,883)
                                                                                            -----------      -----------
           Net assets available for benefits per the Form 5500                              $ 1,810,483      $ 1,532,971
                                                                                            -----------      -----------

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:

                                                                                 Year Ended
                                                                            December 31, 1996
                                                                            -----------------

Benefits paid to participants per the financial statements                     $ 533,959
Add:     Amounts allocated to withdrawing participants at
         December 31, 1996                                                         8,936
Deduct:  Amounts allocated to withdrawing participants at
         December 31, 1995                                                        (7,883)
                                                                                 -------
Benefits paid to participants per the Form 5500                                $ 535,0l2
                                                                                --------

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, but not yet paid as of that date.

FOSSIL, INC. SAVINGS AND RETIREMENT PLAN
Item 27a - Schedule of Assets Held for Investment Purposes
Year Ended December 31, 1996



Identity of                        Description of                               Current
issue                              investment                 Cost              Value
-------------------------          ----------------------     ----------        ----------
Fidelity Mutual                    Retirement Government
                                   Money Market Fund          $  157,072       $  153,397
Fidelity Mutual                    Intermediate Bond Fund         89,204           84,445
Fidelity Mutual                    Growth and Income Fund        496,154          640,941
Fidelity Mutual                    Blue Chip Growth Fund         614,345          726,910
Fossil, Inc.                       Common Stock, $.01 Par        206,955          182,929

FOSSIL, INC. SAVINGS AND RETIREMENT PLAN
Item 27d - Schedule of Reportable Transactions
Year Ended December 31, 1996

(a) Identity of  (b) Description         (c) Purchase  (d) Selling (e) Lease (f) Expense              (h) Current value
party involved   of asset                Price         Price       rental    incurred with  (g) Cost  of asset on       (i) Net gain
                                                                             transaction    of asset  transaction date  or (loss)
---------------  ----------------------  ------------  ----------- --------- -------------  --------  ----------------- ------------
Series
------
Fidelity Mutual  Retirement Government
                 Money Market Fund       $ 109,612     $ 120,894          -           -      120,894      120,894               0
Fidelity Mutual  Growth and Income Fund    233,780       175,633          -           -      163,494      175,633          12,139
Fidelity Mutual  Blue Chip Growth Fund     258,013       263,651          -           -      258,822      263,651           4,829

Single
Fidelity Mutual  Retirement Government
                 Money Market Fund                        91,807          -           -       91,807       91,807               0

INDEPENDENT AUDITORS' CONSENT

     We consent to the incorporation by reference in Registration Statement No. 33-65980 of Fossil, Inc. on Form S-8 of our report dated June 13, 1997, included in this Annual Report on Form 11-K of the Fossil, Inc. Savings and Retirement Plan for the year ended December 31, 1996.

/s/  Delloitte & Touche LLP
---------------------------
Dallas, Texas
June 26, 1997

                                   SIGNATURES

         The Plan. Pursuant to the requirements of Securities Exchange Act of 1934, the Advisory Committee which administers the Plan has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Dallas, State of Texas, on June 30, 1997.

                               FOSSIL, INC. SAVINGS AND RETIREMENT PLAN



                               /s/ Randy S. Kercho
                               -------------------
                               Randy S. Kercho, Member of the Advisory Committee


         Pursuant to the requirements of the Securities Exchange Act of 1934, this annual report has been signed below by the following persons in their capacities as members of the Advisory Committee of the Fossil, Inc. Savings and Retirement Plan and on the dates indicated.

SIGNATURE                                                     DATE
---------                                                     ----

/s/ Randy S. Kercho                                           June 30, 1997
-----------------------
Randy S. Kercho


/s/ Monica Nicholson                                          June 30, 1997
-----------------------
Monica Nicholson


/s/ Michael W. Barnes                                         June 30, 1997
-----------------------
Michael W. Barnes

                                  EXHIBIT INDEX


Exhibit                                                                   Page
Number        Document Description                                        Number
-------       --------------------                                        ------

23(b)      Consent of Deloitte & Touche (as contained on page 13 hereof)